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VIA EDGAR

April 3, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela Long, Assistant Director

RE:	Innovation Economy Corporation
Draft Registration Statement on Form S-1 Submitted January 30, 2015 CIK No. 0001563004

Dear Ms. Long:

On behalf of Innovation Economy Corporation (the “Company”), we hereby respond to the letter dated February 26, 2015 from you to Mr. Dale Hutchins, President of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on January 29, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

General

1.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

Response: We have filed additional exhibits with Amendment No. 1 and we intend to file the remaining exhibits as soon as possible in order to give the Staff adequate time to review them.

2.	Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority call us or provide us with a letter indicating that they have cleared the filing.

Response: We will arrange for FINRA to call or provide a letter to the Staff indicating that they have cleared the filing, prior to the effectiveness of the registration statement.

April 3, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page 2 of 6

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We will supplementally provide the Staff with copies of all written communications presented to potential investors by us or on our behalf in reliance on Section 5(d) of the Securities Act, whether or not we provide such potential investors with copies (although we expect not to provide potential investors with copies of any such materials). No research reports on the Company will be published by any broker or dealer that is participating in our offering, and we do not expect any such research reports to be published by any other person.

4.	Please identify TriPoint Global Equities, LLC as an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Please note that such disclosure should appear on the prospectus cover page and in the plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

Response: In response to this comment, we have revised the prospectus outside cover page and page 111 in the “Plan of Distribution” section of Amendment No. 1 to identify TriPoint Global Equities, LLC as an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.

Risk Factors, page 9

Risks Related to this Offering and Ownership of Our Common Stock and Warrants, page 25

We are selling Units in this offering without using the traditional services of an underwriter, and there can be no assurance that all or any of the Units included in this offering will be sold, page 25

5.	Please disclose that your management does not have any prior experience conducting best efforts offering, if applicable, along with the associated risks.

Response: In response to this comment, we have revised page 26 in the “Risk Factors” section of Amendment No. 1 to disclose that our management does not have any prior experience conducting registered best efforts offerings. In addition, the risk factor discloses the risks associated with such lack of experience.

Use of Proceeds, page 31

6.	We note that this is a best efforts offering and that there are no minimum number of units that must be sold in order for the offering to close. Please disclose here the intended use of proceeds if 25%, 50%, 75%, or 100% of the proceeds are raised. If any additional funds will be needed to accomplish the goals listed, then state the amount and source of other funds.

Response: In response to this comment, we have revised page 32 of Amendment No. 1, the “Use of Proceeds” section, to disclose the intended uses of proceeds if 25%, 50%, 75%, or 100% of the proceeds are raised. In addition, we have disclosed that in the event we do not sell all of the units being offered, we may be required to seek additional financing to support the intended use of proceeds and we have disclosed the amounts we would need to raise.

April 3, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page 3 of 6

Dilution, page 34

7.	Please include disclosures showing the amount of dilution to new investors if only 75%, 50% or 25% of the offering is sold.

Response: In response to this comment, we have revised pages 36-37, the “Dilution” section, of Amendment No. 1 to disclose the amount of dilution if 100%, 75%, 50% or 25% of the offering is sold.

Liquidity and Capital Resources, page 42

8.	Please ensure that you discuss all of your material sources of liquidity. We note disclosure on page 54 that you have received a grant from NIH and that you routinely continue to seek Federal, state and private grant money, however you do not discuss this as a historical or possible future source of liquidity in MD&A.

Response: In response to this comment, we have revised pages 42-43 in the MD&A section of Amendment No. 1 to clarify that the Company does not rely on or budget for the receipt of grants in order to meet its liquidity or capital needs. We believe that the “Liquidity and Capital Resources” section of the MD&A now clearly addresses all of our material sources of liquidity.

Business, page 46

Overview, page 46

9.	Please add disclosure that briefly explains what remains to be done to begin selling the products described in this section. We note disclosures about your anticipated timing (2016) for OLI and NEA, but it is unclear what this is based upon, and what steps you must still take, now and in 2016, to be in a position to begin selling. Please provide similar disclosure for BTI, and briefly explain what you mean when you say that you consider this project to be in the early stages of your commercialization effort. It is unclear whether this means you are further along with this project than the others or in the earlier stages.

Response: In response to this comment, we have revised pages 1-2 and 50 of Amendment No. 1 to briefly explain what remains to be done to begin selling OLI, NEA and BTI products, and to better explain why we believe BTI is in an earlier stage of business than OLI and NEA. Please note that BTI has since been renamed Smart Oxygen Solutions, Inc. (“SOS”).

ieCrowd — The Parent Company, page 49

10.	We note your disclosure on page 52 that Bill Gates has tweeted about your product. Please revise your disclosure to clarify his level of involvement, if any, with you and any of your products.

Response: In response to this comment, we have revised page 57 of Amendment No. 1 to clarify Mr. Gates’ involvement with us and our products, who has had no such involvement other than as indicated.

April 3, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page 4 of 6

Warrants Included in the Units, page 96

11.	Please disclose when the warrants become exercisable, and discuss the treatment of fractional shares. We note disclosure on page 6 that you will not issue fractional interests in shares upon the exercise of warrants, but will round down to the nearest whole number of shares to be issued. If true, please clarify, both here and on page 6, that this in effect means that investors will only receive the full number of shares into which warrants are exercisable if they exercise an even number of warrants, and that no shares would be issuable upon the exercise of a single warrant.

Response: In response to this comment, we have revised pages 6 and 102 of Amendment No. 1 to disclose when the warrants become exercisable and to clarify the treatment of fractional shares.

Plan of Distribution, page 104

12.	We note your disclosure in the sixth paragraph regarding investors’ online participation in this offering. Please tell us when investors will be required to open their accounts and deposit funds with BANQ in relation to effectiveness of the registration statement.

Response: In response to this comment, we have revised page 110 of Amendment No. 1 to disclose when investors will be required to open their accounts and deposit funds with BANQ in relation to the effectiveness of the registration statement.

Index To Consolidated Financial Statements, page F-1

13.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: In response to this comment, we have updated our financial statements pursuant to Rule 8-08 of Regulation S-X.

Selling Shareholder Prospectus Cover Page

14.	Please include a price at which shareholders will sell until there is a public market for the company’s stock on NASDAQ or another public market such as OTCBB. Please also revise the Plan of Distribution section accordingly.

Response: In response to this comment, we have revised the cover page and the alternative “Plan of Distribution” page of the selling securityholder prospectus in Amendment No. 1 to include a price at which shareholders will sell until there is a public market for the company’s stock on NASDAQ or another public market such as OTCBB.

15.	Please clarify that you are also registering the exercise of the Warrants by any purchasers of Warrants or Units from the resellers identified in this prospectus. We understand that the resellers are receiving their Units as part of a private transaction. Shares of Common Stock underlying the Warrants included in the Units are deemed to be offered with the Warrants and Units if the Warrants are exercisable within a year. Therefore, the offering to the resellers of the Common Stock underlying the Warrants would also be a part of this private transaction. However, to the extent that investors who purchase Warrants or Units from the resellers in the registered resale transaction would not be eligible to participate in a private transaction, the Company’s issuance of shares upon their exercise of Warrants should be registered.

Response: In response to this comment, we have clarified in footnote 5 to the fee calculation table on the registration statement cover page that the Company is also registering the shares of common stock issuable upon the exercise of the warrants included in the units issuable upon the forced conversion of the Private Placement Convertible Notes, and we have clarified on the selling securityholder prospectus cover page that the selling security holder prospectus relates to the exercise of such warrants by any purchaser of such warrants from the selling securityholders.

April 3, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page 5 of 6

Private Placement of Convertible Notes, page 106

16.	Please revise your disclosure, here and elsewhere in your prospectus, to clarify precisely when the consummation of the offering will occur for purposes of the automatic conversion of the Private Placement Convertible Notes into Units. For instance, clarify whether this means the effectiveness of the registration statement or the closing of the offering. To the extent consummation means the closing of the offering, then please highlight, if true, that there is no minimum amount that must be sold so that conversion of the Private Placement Convertible Notes will occur even if only a few Units are sold.

Response: In response to this comment, we have revised our disclosure starting on page 7 of Amendment No. 1 and continuing throughout Amendment No. 1 to clarify that the consummation of the offering, for purposes of the automatic conversion of the Private Placement Convertible Notes into Units, will occur immediately after the closing of the offering. In addition, we have revised pages 26, 44 and 103 of Amendment No. 1 and the alternative page for the section “Securities Registered for Resale” to highlight that there is no minimum amount of securities that must be sold in the Company’s initial public offering for the conversion of the Private Placement Convertible Notes to occur, and that such conversion will occur even if only a few Units are sold.

Selling Securityholders, page 107

17.	We note your statement regarding selling securityholders that are affiliates of broker-dealers. Please identify which selling securityholders are affiliates of brokers-dealers. If any of the selling securityholders is a broker-dealer, please identify them as an underwriter.

Response: In response to this comment, we have revised the alternative pages for the sections “Selling Securityholders” and “Plan of Distribution” in Amendment No. 1 to identify which selling securityholders are affiliates of broker-dealers and we have identified each such selling securityholder as an underwriter.

Exhibits

18.	We note your disclosure on page 53 regarding your multi-year distribution partnership with Yu Yu Pharma. Please file this agreement as exhibit with your next amendment.

Response: We have filed the Exclusive License Agreement between YuYu Pharma, Inc. and Olfactor Laboratories, Inc., dated as of March 19, 2014, as Exhibit 10.21 to Amendment No. 1.

19.	Please file your placement agent agreement with TriPoint Global Equities, LLC as an exhibit.

Response: We intend to file the Selling Agent Agreement with TriPoint Global Equities, LLC as an exhibit to the next filing of the registration statement.

20.	Please file a form of your Private Placement Convertible Notes as an exhibit.

Response: We have filed the form of Private Placement Convertible Note as Exhibit 4.1 to Amendment No. 1.

21.	Please file a form of the warrant as an exhibit.

Response: We intend to file the form of warrant as an exhibit to the next filing of the registration statement.

* * * * * * * * * * *

April 3, 2015 U.S. Securities and Exchange Commission Attn: Pamela Long, Assistant Director Re: Innovation Economy Corporation Page 6 of 6

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

Cc:	Asia Timmons-Pierce, SEC
Dale Hutchins, Innovation Economy Corp.